

Brian Hand · 3rd

Owner, Nordlicht & Hand

Port Chester, New York · 500+ connections · **Contact info**

Nordlicht & Hand

Fordham University of Law

Experience

Owner
Nordlicht & Hand
Apr 1991 – Present · 29 yrs 6 mos

Education

Fordham University School of Law
1983 – 1986

Skills & Endorsements

Commercial Litigation · 24

Andre Geraghty and 23 connections have given endorsements for this skill

Due Diligence · 17

Kaushik Prakash and 16 connections have given endorsements for this skill

Litigation · 15

Kaushik Prakash and 14 connections have given endorsements for this skill

Show more ⌄

Interests



Small Company, Big Business
5,090 followers

Private Equity Investment Group
171,565 members



First Republic Bank
58,446 followers



MTFX
916 followers



Coffee Distributing Corp.
3,063 followers



Fordham University School of L
25,854 followers

See all